Exhibit 2.1

EXECUTION VERSION

Share Purchase Agreement

PBI-Dansensor A/S

Table of Contents:

1	Definitions	4
2	Sale and purchase of the Shares	9
3	Purchase Price	9
4	Signing	12
5	Conduct of business	13
6	Management Shareholders and Employee Shareholders	14
7	Conditions precedent etc.	14
8	Closing	16
9	Due diligence	18
10	Seller’s Warranties	18
11	Buyer’s Warranties	29
12	Post Closing covenants	30
13	Joint taxation	30
14	Restrictions on business activities	30
15	Indemnification	31
16	Announcements and confidentiality	34
17	Further assurance	35
18	Costs and expenses	35
19	Notices	35
20	Governing Law and arbitration	36
21	Copies	37
22	Assignment	37
List of Schedules		39

This Agreement is made on 9 March 2012

between

PBI Holding A/S

Kærup Allé 3

DK 4100 Ringsted

Denmark

CVR-no. 28 15 85 56

(the “Seller”),

and

Mocon, Inc.

7500 Mendelssohn Ave North

Minneapolis,

Minnesota, 55428

USA

(the “Buyer”).

Whereas:

a                                                the Seller together with the Management Shareholders and Employee Shareholders own the entire issued share capital, nominal value DKK 20,000,000, of PBI-Dansensor A/S, CVR-no. 70 60 38 10, having its registered address at Rønnedevej 18, DK 4100 Ringsted, Denmark, (the “Company”);

b                                                the Seller currently owns nominal DKK 17,863,900 shares in the Company, representing approximately 89.32 % of the shares in the Company;

c                                                 the Management Shareholders currently own nominal DKK 1,982,500 shares in the Company, representing approximately 9.91 % of the shares in the Company;

d                                                the Employee Shareholders currently own nominal DKK 153,600 shares in the Company, representing approximately 0.77 % of the shares in the Company;

e                                                 the shares in the Company owned by the Seller will be transferred to the Buyer at Closing;

f                                                  the shares in the Company owned by the Management Shareholders will be transferred to the Buyer at Closing by way of a separate share transfer document (Schedule 6.1);

g                                                 shares in the Company owned by the Employee Shareholders will be transferred to the Buyer at Closing to the extent that the Employee Shareholders accept to execute a transfer agreement with the Buyer (Schedule 6.1);

h                                                the Buyer and the Seller have entered into a Confidentiality Agreement dated 19 September 2011; and

i                                                    the Seller has agreed to sell and/or deliver, and the Buyer has agreed to purchase the Shares on the terms and subject to the conditions set forth in this Agreement;

now it is hereby agreed as follows:

1                                                Definitions

1.1                                      For the purpose of this Agreement, the following definitions shall apply:

“Accounting Principles”	means the accounting policies applied in the Company’s annual report for the financial year 2010, pages 14 to 25, attached as Schedule 1.A,

“Accounts Date”	means 31 December 2010,

“Adjustment Amount”	the difference between the Initial Purchase Price and the Purchase Price, see Clause 3.4,

“Affiliate”

means with respect to any Person any other Person controlling, controlled by or under common control with such Person, such control being determined in accordance with the term “koncern” in Section 5 of the Danish Companies Act (in Danish: “selskabsloven”),

“Agreement”	means this Agreement including the Schedules and any attachments thereto,

“Annual Report”	means the annual report for the Company for the financial year 2010,

“Assignee”	has the meaning set out in Clause 22.1,

“Breach of Agreement”	means any breach of any of the Warranties or any covenant or agreement made in this Agreement by the Party in question,

“Business Day”	means a day where banks are generally open for banking business both in Denmark and USA,

“Buyer’s Warranties”	means the representations and warranties set out in Clause 11,

“Change of Control Contracts”

shall mean such Material Contracts entered into by the Company or a Subsidiary with third parties, which require the consent of such third parties to the purchase by the Buyer of the Shares or which grant such third parties the right to termination, penalties, amending or renegotiating the contract concerned due to the purchase by the Buyer of the Shares,

“Closing”	means closing of the transaction contemplated by this Agreement as set out in Clause 8,

“Closing Date”	means the date of Closing as determined in accordance with Clause 8,

“Closing Memorandum”	the minutes of the actions and transactions occurring at Closing, see Clause 8,

“Company”	has the meaning set out in recital a above,

“Cut-Off Date”	means the day falling five (5) Business Days prior to the Closing Date,

“Data Room Documentation”

means the information and documentation made available to the Buyer and its advisers in the virtual data room accessible through https://datasite.merrillcorp.com at the Signing Date. Each Party receives at Closing a CD ROM with a copy of the Data Room Documentation contained in the virtual data room authenticated by the provider of the virtual data room to be a true copy of the documentation made available in the virtual data room,

“Debt”	means interest bearing debt of the Company at the book value as at the Closing Date, excluding any debt to any Group Company,

“Disclosure Letter”	means the letter attached hereto as Schedule 1.B,

“Employee Shareholders”	means the current or former employees of the Group holding shares in the Company as set out in Schedule 1.C,

“Employee Shares”	means shares in the Company held by Employee Shareholders,

“Encumbrances”	means any mortgage, charge, pledge, lien, right of first refusal, option, retention of title, or other third party right or interest, or security interest,

“Enterprise Value”	has the meaning set out in Clause 3.1(a),

“Estimated Working Capital”	has the meaning set out in Clause 3.3.1.

“External Claim”	has the meaning set out in Clause 15.5,

“Final Income Period”	has the meaning set out in clause 1.4 of Schedule 13.1,

“Group”	means the Company and the Subsidiaries,

“Group Company”	means the Company or a Subsidiary,

“Independent Accountant”	means a firm of Danish accountants appointed in accordance with Clause 3.4.5,

“Initial Purchase	has the meaning set out in Clause 3.3.2(c),

Price”

“Intellectual Property”

means patents and patent applications, registered and unregistered trademarks, service marks, trade names and applications therefore, registered and unregistered copyrights and design rights and applications therefore, trade secrets, know-how, inventions, improvements, methods, processes, including rights to technology, software, databases and other similar rights and applications therefore,

“Interest”	means an annual rate of 2 percentage points above CIBOR (3 months as at the Closing Date) from a given date until the date for payment,

“IT”	has the meaning set out in Clause 10.16.10,

“Key Employees”	means the employees as listed in Schedule 1.D,

“Knowledge”

means (i) with respect to the Seller, the actual knowledge of Lene Stengade, Erik D. Jensen and Jesper Bilde and such knowledge as those persons ought to have had as at each date on which the Seller’s Warranties shall be true and accurate if they had used the diligent skill and care required of their respective professional office and (ii) with respect to the Buyer shall mean the knowledge that the officers and directors of the Buyer, who have been involved in the transactions contemplated by this Agreement, as well as the Buyer’s advisors had or ought to have had if they had used the diligent skill and care required of their respective professional office in connection with a potential acquisition similar to the acquisition of the Shares, as at each date on which the Seller’s Warranties shall be true and accurate, on the basis of the Data Room Documentation, the management presentations and site visits (including Q&A sessions that occurred during the same) that took place on 14 and 15 October 2011; 8 December 2011 and 14-17 February 2012, the Disclosure Letter and this Agreement with Schedules provided that the disclosures thus made are fair. “Fair” shall have the meaning set out in Clause 15.6,

“Law”

means any EU, federal, national, state, provincial, local or other law (including case law, administrative practice and applicable legal principles) or regulation in any country or jurisdiction, and regulations and orders issued there under,

“Management Shareholders”	means the current or former managers or employees of the Group or the Seller holding shares in the Company as set out in Schedule 1.E,

“Material Adverse Effect”

means any specific events, matters or circumstances which has an enduring and material adverse effect on the business, assets, financial condition or results of operations of the Group, viewed as a whole, except any such effect resulting from or arising out of or in connection with any of the following, either alone or in combination (none of which shall be taken into consideration for purposes of determining whether a Material Adverse Effect has occurred or arisen): (i) any event that results from conditions or any matter or circumstance effecting general worldwide, regional or national economic, business and/or financing conditions; (ii) changes or conditions affecting the industries in which the Group conducts business including but not limited to changes in the raw materials market, end-customer markets or financial, banking or capital markets; (iii) acts of war, or terrorism or other similar events (force majeure); (iv) changes in applicable Law and regulation or principles; (v) changes or effects caused by the announcement of the transaction contemplated by this Agreement or the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby to the extent that such changes or effects relate to the identity of the Buyer, always provided that under no circumstances shall changes arising out of the Buyer’s refusal to provide consent under Clause 5.2 to measures which would be reasonable for the Group to take in a stand-alone basis constitute a Material Adverse Effect,

“Lower Limit”	has the meaning set out in Clause 3.1.

“Maximum Threshold”	has the meaning set out in Clause 15.12,

“Minimum Threshold”	has the meaning set out in Clause 15.11,

“Material Contracts”	means those of the Group’s contracts listed in Schedule 1.F,

“Notice”

means any communication or notice made under this Agreement which is sent to a Party by (i) courier service (hand delivery) against acknowledgement of receipt or (ii) by email provided the receipt of such email is acknowledged by the authorised person(s) with the relevant Party(ies) as set out in Clause 19 within one Business Day after it has been sent,

“Outstanding Loan Amount”	means any outstanding amount of the Vendor Loan excluding interests to be paid by the Buyer under the Vendor Loan Agreement,

“Parties”	means the Seller and the Buyer (and “Party” means either of them),

“Person”	means an individual or an entity having separate legal personality,

“Purchase Price”	has the meaning set out in Clause 3.1,

“Purchase Price Calculation”	has the meaning set out in Clause 3.4.1,

“Schedules”	means the Schedules (with any attachments hereto) to this Agreement,

“Seller’s Warranties”	means the representations and warranties set out in Clause 10,

“Shares”

means the shares in the Company owned by the Seller and Management Shareholders and the shares in the Company owned by such Employee Shareholders which have on the Cut-Off Date executed a transfer agreement in favour of the Buyer substantially in the form set out in Schedule 6.1 and excluding any other shares owned by Employee Shareholders,

“Share Pro Rata Proportion”	means the percentage corresponding to the nominal value of the Shares divided by the total nominal share capital of the Company:

“Signing”	means the signing of this Agreement as set out in Clause 4,

“Subsidiaries”	means PBI-Dansensor Italia S.r.l., PBI-Dansensor America Inc., PBI-Dansensor Deutschland GmbH, PBI-Dansensor France SAS and PBI-Dansensor España S.L. (“Subsidiary” means any one of them),

“Subsidiary Shares”	means the entire issued and authorized share capital of any Subsidiary,

“Target Number”	means DKK 18,000,000,

“Tax”

means any taxes and duties of whatever nature, including without limitation a) income taxes, b) corporate taxes, c) capital gains taxes, d) payroll taxes, e) VAT, f) labour market and other social contribution taxes and/or duties, including but not limited to Danish SP-contributions, g) withholding taxes, h) real estate taxes, i) energy and environmental duties and taxes, j) duties on salaries, k) contribution to any labour market pension funds and/or special pension fund and l) any other taxes and duties of any kind payable by any Group Company or for which such Group Company may be held liable, as well as any interest, penalty, cost or expense resulting therefrom or relating thereto,

“Upper Limit”	has the meaning set out in Clause 3.1.

“Vendor Loan”	means an amount in DKK corresponding to 1/3 of the Enterprise Value equal to DKK 37,333,333.33,

“Vendor Loan Agreement”

means the vendor loan agreement to be entered into between the Parties at Closing (the form of which is set out in Schedule 3.3.3a (or Schedule 3.3.3b if the Agreement prior to Closing has been assigned in accordance with Clause 22.1)),

“Warranties”	shall mean the representations and warranties made by the Buyer or the

Seller in this Agreement,

“Working Capital”	has the meaning set out in Schedule 3.2, and

“Working Hours”	shall mean from 9 a.m. to 4 p.m. on a Business Day.

2	Sale and purchase of the Shares
2.1	The Seller hereby agrees to sell and/or deliver to the Buyer the Shares, and the Buyer undertakes to buy the Shares at the Purchase Price and subject to the terms and conditions of this Agreement.

2.2	The Shares shall be delivered at Closing.

2.3

The Buyer shall be entitled to exercise all rights attached to or accruing to the Shares, including, without limitation, the right to receive all dividends, distributions or any return of capital declared or made by the Company on or after Closing.

3	Purchase Price
3.1

The purchase price for the Shares (the “Purchase Price”) shall be based on an agreed enterprise value adjusted for any amounts by which the Working Capital is lower than DKK 2,000,000 less than the Target Number (the “Lower Limit”) or higher than DKK 3,000,000 more than the Target Number (the “Upper Limit”). The Purchase Price shall be calculated (and paid) in DKK as

(a)	the agreed enterprise value of DKK 112,000,000 for 100% of the shares in the Company (the “Enterprise Value”);

(b)	plus the amount, if any, by which Working Capital exceeds DKK 21,000,000 (the Upper Limit) or minus the amount, if any, by which Working Capital is lower than DKK 16,000,000 (the Lower Limit), and

(c)	reduced in accordance with the Share Pro Rata Proportion.

For the avoidance of doubt, the Working Capital shall have no effect on the Purchase Price if the Working Capital is equal to or higher than DKK 16,000,000 (the Lower Limit) and equal to or lower than DKK 21,000,000 (the Upper Limit).

3.2	The Working Capital shall be determined in accordance with the principles set out in Schedule 3.2 (Working Capital principles).

3.3	Initial Purchase Price

3.3.1

Not later than on the Cut-Off Date, the Seller shall submit to the Buyer a bona fide estimate of the Working Capital (the “Estimated Working Capital”). The Seller is entitled to calculate the Estimated Working Capital based solely on the financial figures of the Group as of the end of the last month for which the Group has consolidated figures (i.e. as of 29 February, provided that Closing takes place on 2 April), provided that this results in an Estimated Working Capital between the Lower Limit and the Upper Limit and Seller reasonably believes (without being required to produce accounts) that the Working Capital as of 31 March 2012 is also between the Lower Limit and the Upper Limit.

3.3.2	At Closing the Initial Purchase Price (as defined below) less the Vendor Loan shall be paid by the Buyer to the Seller at Closing. The Initial Purchase Price shall be calculated as follows:

(a) an amount equal to the Enterprise Value

(b)

plus the amount, if any, by which Estimated Working Capital exceeds DKK 21,000,000 (the Upper Limit) or minus the amount, if any, by which Estimated Working Capital is lower than DKK 16,000,000 (the Lower Limit).

(c) reduced in accordance with the Share Pro Rata Proportion

(the “Initial Purchase Price”)

Such payment to be made in immediately available funds and by wire transfer as provided for in Clause 8.3.

3.3.3

A Vendor Loan Agreement in the form set out in Schedule 3.3.3a (or Schedule 3.3.3b if the Agreement prior to Closing has been assigned in accordance with Clause 22.1) in the amount of the Vendor Loan shall be entered into between the Seller and the Buyer to be paid in full by the Buyer in accordance with the terms and conditions of the Vendor Loan Agreement.

3.3.4	The Initial Purchase Price shall be subject to adjustment in accordance with Clause 3.5 based on the Purchase Price Calculation as set out in Clause 3.4.

3.4	Purchase Price Calculation

3.4.1

No later than twenty (20) Business Days after Closing, the Buyer shall deliver to the Seller a calculation of the Purchase Price including the Working Capital (the “Purchase Price Calculation”). The calculation shall be prepared in accordance with the principles set out in Schedule 3.2. The Purchase Price Calculation shall show the size of the Adjustment Amount.

3.4.2

If the Seller agrees to the Purchase Price Calculation or if the Seller does not submit objections in accordance with and within the time limits set out in Clause 3.4.3, the Purchase Price Calculation shall be final and binding between the Parties and the Initial Purchase Price shall be adjusted with the Adjustment Amount in accordance with Clause 3.5.

3.4.3	If the Seller disagrees with certain items in the Purchase Price Calculation, the Seller shall notify the Buyer of the objections in writing not later than twenty (20) Business Days after receipt of the Purchase Price Calculation. Such notice shall for each disputed item specify the nature of the objections in detail and shall include specific proposals for adjustment of each disputed item. During such 20 Business Days the Seller and its advisors shall have access to the Group’s books and records and shall have access to interview during Working Hours relevant managers and employees of the Group and the Group’s auditors in order to verify the Purchase Price Calculation.

3.4.4

Notwithstanding any disputes in accordance with Clause 3.4.3, the Purchase Price Calculation shall be final and binding between the Parties with respect to any undisputed items thereof, and a preliminary adjustment of the Initial Purchase Price shall be made as provided for in Clause 3.5, with respect to all such undisputed items.

3.4.5

If the Seller notifies the Buyer of objections in accordance with Clause 3.4.3, the Seller and the Buyer shall attempt to resolve their differences and reach agreement within fifteen (15) Business Days. During this period the Seller and its advisors shall have the right of access set out in Clause 3.4.3, last sentence. If the Parties fail to reach an agreement as described above, either of them may request the president of the Danish Association of State Authorised Accountants (in Danish “Formanden for Foreningen af Statsautoriserede Revisorer”) to appoint an independent accountant, who shall be a state authorised public accountant (the “Independent Accountant”) and who shall be a partner of an accounting firm with an international reputation having an office in Copenhagen which has not provided any material services to the Buyer, the Seller or the Group during the past 3 years prior to the appointment.

3.4.6

The Independent Accountant shall act as an expert and not as an arbitrator and shall not decide any legal issues. The Independent Accountant shall have access to the Group’s books and records and shall have access to interview during Working Hours relevant managers and employees of the Seller and of the Group and the Group’s auditors.

3.4.7

The Independent Auditor shall apply the Accounting Principles (i.e. the Independent Accountant shall not have any discretion to deviate from the Accounting Principles) and based on the Accounting Principles the Independent Accountant shall review the objections made by the Seller and decide on the disputed items, applying the terms and principles set out in the Agreement, specifically this Clause 3, the Accounting Principles and Schedule 3.2. If the Accounting Principles provide that an assessment or estimate is to be made, the Independent Accountant shall perform such assessment or estimate himself, applying the same principles for such assessment or estimate as previously applied by the Company, cf. Schedule 1.A. The conclusions of the Independent Accountant shall be final and binding upon the Parties, except in case of fraud or manifest error or if the dispute concerns a legal issue. In the event of fraud or manifest error, the relevant part of the determination shall be void and the matter shall be remitted to the Independent Accountant. In the event the dispute concerns a legal issue, the dispute shall be resolved by arbitration in accordance with Clause 20. The Independent Accountant shall deliver his conclusions to the Parties no later than twenty (20) Business Days after having been appointed.

3.4.8	Costs relating to the calculation of the Purchase Price shall be paid as set out in Clause 18. The fee to the Independent Accountant shall be paid in accordance with the decision made by the Independent Accountant, taking into account whether a Party has prevailed in its argumentation.

3.5	Adjustment Amount

3.5.1

If the Adjustment Amount is a positive number, the Adjustment Amount shall be paid by the Seller to the Buyer. If the Adjustment Amount is a negative number, the Adjustment Amount (as a positive figure) shall be paid by the Buyer to the Seller. Payment of the Adjustment Amount shall be paid by the owing Party in immediately available funds by wire transfer within five (5) Business Days after the Purchase Price, including the Working Capital, has become final and binding between the Parties.

3.5.2

Any payment under this Clause 3.5 to the Seller shall be made as provided for in Clause 8.3(a), and any payment to the Buyer shall be made to a Danish bank account identified by the Buyer for such purpose. For the avoidance of doubt, payments under this Clause 3.5 shall not be subject to the Minimum Threshold or the Maximum Threshold.

3.6	The Seller is entitled to procure that the Company prior to Closing declare a dividend to its existing shareholders of up to an amount of DKK 15,000,000.

4	Signing
4.1	At Signing the Seller shall deliver to the Buyer:

(a)

documentary evidence that the signing of this Agreement and the consummation of the necessary transactions under this Agreement (including without limitation any and all Closing and post Closing deliveries) have been approved by the Seller’s board of directors; and

(b) transcript from the Danish Commerce and Companies Agency (Schedule 4.1(b)).

4.2	At Signing the Buyer shall deliver to the Seller:

(a)

documentary evidence from relevant corporate bodies of the Buyer authorising the signing of this Agreement and the consummation of the necessary transactions under this Agreement (including without limitations any and all Closing and post Closing deliveries);

(b) evidence (to the satisfaction of the Seller) of the Buyer’s ability to pay the Purchase Price (Schedule 4.2(b)); and

(c)

evidence (to the satisfaction of the Seller) (Schedule 4.2(c)) confirming that the person(s) signing on behalf of the Buyer are duly authorised to do so and that this Agreement will constitute legal, valid and binding obligations on the Buyer enforceable in accordance with its terms.

5	Conduct of business
5.1

Seller undertakes to procure that from Signing until Closing, the Group will conduct its business in the ordinary course and consistent with past practice (operationally as well as financially), unless otherwise required by mandatory Law, and thereby using its best efforts to maintain the Company and the Subsidiaries as a going concern.

5.2	Always provided that this is not contrary to applicable Law, the Seller undertakes to procure that, without the Buyer’s prior written consent, the Group will not

	(a)	Create or grant any Encumbrances in or to any of the Group’s assets, except in the ordinary course of business.

(b)

Undertake or settle any loans or other obligations with a value of more than DKK 100,000 in the aggregate, except in the ordinary course of business and not including loans or other obligations between Group Companies or any Debt included in the Working Capital.

(c)

Grant any loans or make any advances, dividend payments, or capital contributions to, or investments in any Affiliate other than loans, advances, dividend payments or capital contributions, or investments by the Company to a Subsidiary or by a Subsidiary to the Company (always provided that a dividend payment of up to DKK 15,000,000 may be declared by the Company prior to Closing in accordance with Clause 3.6).

(d)

Make any out of the ordinary changes in existing Material Contracts or employment agreements with the managers or other employees of the Group or enter into any material out of the ordinary contracts or commitments.

	(e)	Resolve or effect any changes in the articles of association (except deletion of article 2.5 (restrictions on the transferability of shares)) or the Accounting Principles of the Company.

(f)

Authorize or issue any shares in the Company or the Subsidiaries or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any shares in the Company or a Subsidiary.

	(g)	Acquire any business by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in excess of DKK 200,000 individually or DKK 1,000,000 in the aggregate.

5.3

In case of the Seller’s non-compliance with Clause 5 the limitations provided for in Clauses 15.11 or 15.12 shall not apply. For the avoidance of doubt, the provisions contained in this Clause 5 shall not limit any of the Warranties, except to the extent that Buyer has provided its consent in accordance with Clause 5.2.

6	Management Shareholders and Employee Shareholders
6.1

The Seller undertakes to ensure that all Shares held by the Management Shareholders are transferred (simultaneously with the Shares held by the Seller) to the Buyer at Closing pursuant to a separate share transfer document substantially in the form set out in Schedule 6.1.

6.2

The Employee Shareholders are not subject to any shareholders’ agreement with the Seller obligating them to sell their shares in the Company, however, between the date of Signing and the Cut-Off Date the Seller shall offer each Employee Shareholder the right to sign a share transfer document substantially in the form set out in Schedule 6.1. Shares in the Company held by Employee Shareholders who have signed such share transfer document prior to the Cut-Off Date shall be transferred to the Buyer at Closing. For the avoidance of doubt, the Seller shall have no obligations vis-à-vis the Buyer with respect to shares held by Employee Shareholders who have not prior to the Cut-Off Date signed a share transfer document substantially in the form set out in Schedule 6.1.

6.3

Neither the Management Shareholders nor the Employee Shareholders are parties to this Agreement. The Buyer shall not be entitled to raise any claims relating to the Shares or the transfer hereof directly against the Management Shareholders or the Employee Shareholders or have any contact with the Management Shareholders or the Employee Shareholders in relation to the transfer of Shares. Any such claims shall be raised against the Seller and all contact with the Management Shareholders or the Employee Shareholders in relation to any transfer of Shares shall take place through the Seller.

7	Conditions precedent etc.
7.1

The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the following conditions precedent being satisfied or waived by the Buyer on the Closing Date:

(a)

All mandatory competition or other regulatory consents and approvals have been obtained or the applicable waiting periods under applicable Law have elapsed. If a competition authority refuses to give the clearances and approvals necessary to complete the transactions contemplated herein, the Buyer shall use its reasonable efforts to obtain any such clearances and approvals. This shall include compliance with all requirements and conditions imposed by the relevant competition authority, excluding however, any form of disposal of assets generating a turnover in excess of an amount equal to ten (10) percent of the Group’s or Buyer’s annual turnover in 2011.

	(b)	No suit or other proceedings shall be pending before any court or governmental agency seeking to prohibit the consummation of the transactions contemplated by this Agreement.

(c)

No Law, which makes it illegal for the Buyer to consummate the transactions contemplated hereby, or any order, decree or judgment, which prevents the Buyer from consummating the transactions contemplated hereby, shall be in effect.

	(d)	The Seller shall have made its deliveries required to be made pursuant to Clause 8.2.

(e)

No event, matter or circumstance having a Material Adverse Effect has occurred between the date of Signing and up to the date on which the Seller has provided the Buyer with evidence that the Seller on such date is able to satisfy the condition precedent set forth in Clause 7.1(d) (exclusive of the deliverable specified in Clauses 8.2(b) and 8.2(j) ) as if Closing was to occur on such date and provided that in respect of Clause 8.2(a) the Seller shall only provide evidence in the form of share transfer documents duly executed by the Management Shareholders.

7.2

The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the following conditions precedent being satisfied or waived by the Seller on the Closing Date:

	(a)	All necessary or required competition or other regulatory consents and approvals have been obtained or the applicable waiting periods under applicable Law have elapsed.

	(b)	No suit or other proceedings shall be pending before any court or governmental agency seeking to prohibit the consummation of the transactions contemplated by this Agreement.

(c)

No Law, which makes it illegal for the Seller to consummate the transactions contemplated hereby, or any order, decree or judgment, which prevents the Seller from consummating the transactions contemplated hereby, shall be in effect.

	(d)	The Buyer shall have made the deliveries required to be made pursuant to Clause 8.3.

7.3	The Seller will use its best endeavours and co-operate with the Buyer to fulfil or procure the fulfilment of the conditions listed in Clause 7.1.

7.4	The Buyer will use its best endeavours and co-operate with the Seller to fulfil or procure the fulfilment of the conditions listed in Clause 7.2.

7.5	The Seller shall procure that the Buyer receives the following no later than on the Cut-Off Date:

	(a)	A written calculation of the Initial Purchase Price as set out in Clause 3.3.2.

(b)

A statement in writing of all amounts owing by the Company and the Subsidiaries to the Seller or any of the Seller’s Affiliates other than Group Companies (excluding amounts owing on normal credit terms in the ordinary course of business) and confirmation that the Group has no Debt other than as included in the Estimated Working Capital, and

	(c)	a draft of the Closing Memorandum.

8	Closing
8.1

Closing shall take place on 2 April 2012 (the “Closing Date”) at the offices of Gorrissen Federspiel, H.C. Andersens Boulevard 12, DK-1553 Copenhagen V, Denmark at 10:00 (CET) or at such other date and time as may be agreed between the Parties or stipulated in accordance with Clause 8.5.

8.2	At Closing, the Seller shall deliver the following to the Buyer:

(a)

the Management Shareholders’ share transfer documents duly executed by each Management Shareholder as well as any share transfer documents which may have been duly executed prior to the Cut-Off Date by the Employee Shareholders;

(b)

updated shareholders’ register for the Company reflecting the transfer of the Shares to the Buyer free of any pledges or other third party rights which must be listed in the shareholders’ register under the Danish Companies Act (in Danish “Selskabsloven”);

(c)

a copy of a resolution by the board of directors in the Company according to which the board of directors approves the transfer of the Shares in order to comply with the transfer restriction set out in the Company’s articles of association;

(d)

letters from the present board of directors of the Company, save such directors which are elected by the employees of the Group confirming that they resign their office as of the Closing Date and that they have no claims against any Group Company for fees for the period prior to the Closing Date;

(e)

a statement signed by the Seller stating that the covenant provided for in Clause 5 of the Agreement concerning the operation of the Group between Signing and Closing has been complied with in all material respects by the Seller;

(f)

a statement evidencing that all amounts owing by the Seller to the Company or the Subsidiaries (excluding amounts owing on normal credit terms in the ordinary course of business, which amounts remain outstanding until due) have been repaid;

	(g)	a certificate signed by the Seller stating that the Seller’s Warranties are true and correct in all material respects as at Closing;

(h)

a statement from the Seller to the effect that following Closing and the Buyer’s performance of its closing obligations the Seller does not have any claims against the Company or any of the Subsidiaries unless set out in this Agreement and save for claims triggered by the cessation of the joint taxation between the Seller and the Company (as set out in Schedule 13.1);

	(i)	the Vendor Loan Agreement duly executed by the Seller; and

	(j)	a statement to the effect that the Seller’s conditions precedent in Clause 7.2 have been fulfilled or waived, including documentation of fulfilment of Clause 7.2(a), if relevant.

	(k)	A complete electronic copy of the Data Room Documentation, either on CD, a flash drive or other computer readable format.

8.3	The Buyer shall at Closing deliver the following to the Seller:

(a)

documentation to the effect that the Initial Purchase Price less the Vendor Loan has been transferred irrevocably by wire transfer in immediately available funds by the Buyer to the Seller’s bank account with Danske Bank, account number 4955-6170002367;

(b)

the Vendor Loan Agreement, including any security documents required under the Vendor Loan Agreement, duly executed by the Buyer and, if relevant, the Company and evidence of the due perfection of any security provided for under such security documents, including the shareholders’ register for the Company evidencing the record of the pledge of the Shares in favour of the Seller;

	(c)	the share transfer documents referred to in Clause 8.2(a) duly executed by the Buyer;

(d)

a statement signed by the Buyer stating that except as otherwise indicated in the statement the Buyer is not aware of any material breaches of the covenants provided for in Clause 5 of the Agreement and to the extent that the Buyer is aware of any such breaches, that the Buyer waives all rights of indemnification for losses caused by such breaches;

(e)

a certificate signed by the Buyer stating that except as otherwise indicated in the statement the Buyer is not aware of any matters, facts or circumstances, which render any of the Seller’s Warranties materially untrue or materially incorrect and to the extent that the Buyer is aware of any such matters, facts or circumstances that the Buyer waives all rights of indemnification for losses caused thereby; and

	(f)	a statement to the effect that the Buyer’s conditions precedent in Clause 7.1 have been fulfilled or waived, including documentation of fulfilment of Clause 7.1(a), if relevant.

8.4

Neither Party shall be obliged to complete the sale and purchase of the Shares unless the other Party fully complies with the requirements of Clauses 8.2 and 8.3 to the extent they relate to such other Party.

8.5	If the obligations of one of the Parties under Clauses 8.2 or 8.3 are not complied with at the Closing Date the other Party may:

	(a)	defer Closing (so that the provisions of this Clause 8 shall apply to Closing as so changed);

	(b)	proceed to Closing as far as practicable (without limiting its rights under this Agreement as a consequence thereof); or

(c)

deliver a Notice of termination to the Party which has not fulfilled its aforementioned obligations and subsequently terminate this Agreement in writing, if the obligations have not been fulfilled no later than fifteen (15) Business Days after the Notice has been sent.

8.6

If Closing has not occurred on or before the six (6) months’ anniversary of the date of Signing, this Agreement may be terminated by either the Seller or the Buyer by giving written Notice of termination to the other Party. In case of such termination all obligations of the Parties under this Agreement shall end except for those expressly stated to continue without limit in time and those set out under Clauses 16, 18, 19, and 20, but (for the avoidance of doubt) all rights and liabilities of the Parties which have accrued before termination shall continue to exist subject to the terms of this Agreement.

8.7

In the event of termination of the Agreement in accordance with Clauses 8.5(c) or 8.6, neither Party will have a Claim against the other Party, provided that termination of the Agreement will not relieve a Party from its liability for (i) a Breach of Agreement by such Party existing at the time of termination or (ii) a Breach of Agreement by such Party of any of the provisions of the Agreement which survive its termination, and in such case the limitations provided for in Clauses 15.11 or 15.12 shall not apply.

8.8

The actions referred to in Clauses 8.2 and 8.3 are deemed to occur simultaneously and none of such actions performed by one Party will be deemed to have occurred unless and until all of such actions to be performed by the other Party have been duly performed.

9	Due diligence
9.1

During the periods 5 December 2011 through 14 December 2011 and 7 February 2012 through the date of Signing, the Buyer has conducted a due diligence investigation of the Group in data room I and data room II, (whereby the Buyer has been given access to copies of specific documentation concerning the Group as set out in Data Room Documentation and the Buyer has participated in, management presentations, Q&A sessions and site visits) on the following dates: 14 and 15 October 2011; 8 December 2011 and 14-17 February 2012.

10	Seller’s Warranties

The Seller gives the following warranties as at Signing and as at Closing unless otherwise specifically stated, and subject to and qualified by all matters, facts or circumstances within the Buyer’s Knowledge. These Warranties are the Seller’s complete warranties and consequently the Buyer cannot rely on implied warranties, assumptions, etc. Although the Seller has used reasonable endeavours in preparing these, the Seller makes no warranties in respect of opinions, budgets, forecasts, estimates, assessments etc. on future developments, events, profitability, figures, etc. contained in the Data Room Documentation or otherwise expressing estimates or expectations.

10.1	Shares

10.1.1	The Seller together with the Management Shareholders and any Employee Shareholders who prior to the Cut-Off Date have signed share transfer documents substantially in the form as set out in Schedule 6.1 own the Shares, and the Shares constitute at least 99.23 % of the issued share capital of the Company.

10.1.2

The Shares have been properly and validly issued. All Shares have been fully paid up and any capital increases have been validly made and duly registered in accordance with all applicable legal requirements.

10.1.3	The Shares are free and clear of any and all Encumbrances.

10.1.4

There is no agreement or commitment outstanding, which calls for the allotment, issue or transfer of any shares in or securities of any Group Company, or in any way entitling employees, board members, shareholders or third parties to acquire shares, warrants or share options from the Company or the Company’s shareholders or to purchase shares in any Group Company, except the transfers provided for in this Agreement.

10.2	Capacity of the Seller

10.2.1	The Seller has the requisite power and authority to enter into and perform its obligations under this Agreement.

10.2.2

This Agreement and any other documents executed by the Seller pursuant to or as a result of this Agreement constitute legal, valid and binding obligations of the Seller in accordance with their respective terms.

10.2.3

The execution of and entering into, and the performance of, and compliance with, this Agreement and the consummation of the transactions contemplated hereby, will not violate or conflict with, or result in a breach of, or constitute a default under, any provision of (i) the articles of association of the Seller or the Company or (ii) any order or judgment of any court or governmental body to which the Seller or the Group is bound.

10.3	Subsidiaries

10.3.1	The Company or a Subsidiary is the direct or indirect owner of all the Subsidiary Shares as set out in Schedule 10.3.1.

10.3.2	The Subsidiary Shares owned by the Group are free and clear of any and all Encumbrances.

10.3.3	The Group does not have any ownership interest in any entity other than the Subsidiaries nor does the Group have any branches.

10.4	Arrangements between the Group and the Seller

10.4.1

No indebtedness (actual or contingent), in either direction, and no contract or arrangement is outstanding between any Group Company on the one hand and the Seller or any Person who acts as a director of or who is otherwise an employee of the Seller on the other hand.

10.5	Constitution and corporate matters

10.5.1	Each Group Company is duly incorporated, organized and validly existing in accordance with the Laws of such country where the relevant Group Company is incorporated.

10.5.2

No Group Company has suspended payments, is under reconstruction (in Danish: “rekonstruktionsbehandling”), has entered into liquidation, whether voluntary or compulsory, or taken similar action in consequence of insolvency and no application or petition for such action have been filed and to the Seller’s Knowledge no risk hereof is threatened.

10.5.3	All material documents which should have been delivered by a Group Company to the relevant companies register have been so delivered and there are no corporate changes which have yet to be registered.

10.6	Accounts and accounting records

10.6.1

The Annual Report has been prepared in accordance with the Danish Financial Statements Act and the Accounting Principles, and gives a true and fair view (in Danish: “retvisende billede”) of the information given therein regarding the Group as at the Accounts Date and represent actual bona fide transactions on the dates specified therein.

10.6.2

All annual accounts of the Group Companies have been duly approved at annual general meetings and submitted to the Danish Commerce and Companies Agency or, if required, the equivalent agency of such other country where the relevant Group Company is incorporated.

10.6.3

The accounting records of the Group (i) have been kept on a proper and consistent basis and except for changes which transpire from the Group’s annual accounts or changes due to mandatory legal requirements no change in the methods or bases of valuation or accountancy treatment have been made for a period of three years prior to the Accounts Date or thereafter, (ii) are up-to-date and contain true and fair information on the business activities of the Group and of matters required by the Danish Companies Accounts Act and the Danish Bookkeeping Act, or the Laws of such other country where the relevant Group Company is incorporated.

10.6.4

Except as specifically listed in the Disclosure Letter, neither the Company nor any of the Subsidiaries are liable in respect of any surety, guarantee or similar obligation to any third-party (i.e. entity outside the Group), nor has the Company or any of the Subsidiaries undertaken to become thus liable.

10.6.5

Neither the Company nor the Subsidiaries have undertaken or are subject to any guarantee, surety, indemnity, letter of comfort or similar arrangement for the obligations of the Seller or any Seller Affiliate, excluding any Group Company.

10.7	Receivables

10.7.1

To the Seller’s Knowledge, there are no circumstances which would reasonably be expected to result in any material receivables not being paid on or around their respective agreed due dates, except to the extent that any provisions are made in respect of such matters in the Annual Report and/or in the calculation of the Working Capital.

10.7.2	None of the Group Companies’ receivables are in the nature of subordinate loans.

10.8	Events after the Accounts Date

10.8.1

To the Seller’s Knowledge, the business of the Group has been carried on in the ordinary and usual course and in the same manner as in the past since the Accounts Date. Except for the dividend referred to in Clause 3.6 that Seller may effect after the date hereof, since the Accounts Date, the Company has not made or declared any dividend.

10.9	Borrowings

10.9.1

All borrowings (i.e. any loan agreement, debenture, promissory note, finance lease, debt or inventory financing or sale and lease back arrangement or any other arrangement, the purpose of which is to raise money or provide finance or credit) as at the date of Signing, are described on Schedule 10.9.1 and made on arms’ length terms.

10.10	Taxes

10.10.1

Each Group Company has filed all due Tax returns and all other statements, information, notices, accounts, reports, computations and assessments related to payment of Tax up to and including the year 2010 and has in the year 2011 duly filed all material reports etc. related to Tax according to all applicable requirements, and has not incurred any penalties in respect thereof.

10.10.2

Any and all Tax due and payable relating to the period up until the Closing Date has or will be paid. All taxes that are attributable to the time period up until the Closing Date which are not due and payable until after Closing are accrued on the relevant balance sheet.

10.10.3	To the Seller’s Knowledge no transactions, agreements or arrangements have been made with Tax evasion as their primary purpose.

10.10.4

All intra-group transactions concerning the sale or transfer of goods between a) the Group Companies and b) between a Group Company and any other company which has previously been a part of the Group, have been conducted on arms’ length conditions.

10.10.5	No disputes are pending with the tax authorities or any other public authority concerning the payment or assessment of the Company’s and the Subsidiary’s Taxes.

10.10.6

To the Seller’s Knowledge no tax authority or other public authority has initiated any investigation (of which the Group has received notice) into the payment or assessment of the Company’s or the Subsidiaries’ Taxes.

10.11	Related party matters

10.11.1

There is not and has not been for the past 3 years prior to the Closing Date any contracts or transactions of material importance to the business of the Group between the Group and the Seller or between the Group and any of the Seller’s Affiliates, except for Group Companies.

10.11.2	The Company and the Subsidiaries possess all material resources required to continue the current conduct of the business of the Company and the Subsidiaries independent of the Seller.

10.12	Real property and leased real property

10.12.1	The Company owns no real property.

10.12.2

The leases listed in Schedule 10.12.2 are the only properties used or occupied by the Group. Except as set out in the Disclosure Letter, such properties are used and occupied for the purpose of the business of the Group, which is the permitted use under the applicable planning and zoning legislation and the relevant leases.

10.12.3

The Group has not received any notice alleging breach of any Law relating to the leased properties, their current use or the use of any fixtures, machinery or chattels in them. To the Seller’s Knowledge there are no outstanding requirements of any competent authority relating to the leases.

10.12.4

The Group is not in breach of any material obligations under any lease agreement. There are no material outstanding disputes, claims, demands or complaints in respect of the leases nor to the Seller’s Knowledge are any expected.

10.13	Contracts

10.13.1	The Group Companies have entered into the Material Contracts listed in Schedule 1.F, which to Seller’s Knowledge are all of those contracts that are material to the Group Companies.

10.13.2	No Group Company, nor to the Seller’s Knowledge any other party to such contract, is in breach of any Material Contract.

10.13.3	The Group is not a party to any Change of Control Contracts except those listed in Schedule 10.13.3.

10.13.4

In all material respects customer contracts entered into by the Company or the Subsidiaries have been entered into in the ordinary course of business and all customer contracts of material importance (either individually or in the aggregate) to the business of the Group are to the Seller’s Knowledge legally valid, binding and enforceable in accordance with their terms.

10.13.5

To the Seller’s Knowledge no customer of material importance to the business of the Group, and no group of customers that in the aggregate are of material importance to the business of the Group, has informed the Company or the Subsidiaries that they wish to amend or renegotiate the terms of the relevant customer contract outside ordinary course of business, and to the Seller’s Knowledge there are no circumstances which indicate that any such termination, cancelation, renegotiation of terms or other change may occur after Closing.

10.13.6

Neither the Company, the Subsidiaries nor to the Seller’s Knowledge the other contracting parties to the customer contracts of material importance to the business of the Group are in material breach of any of their respective obligations under any such customer contracts and no such material breach is, to the Seller’s Knowledge, threatened.

10.13.7

Except for warranty claims in the ordinary course of business, neither the Company nor the Subsidiaries are liable or have been held liable in the past three years for the payment of any material penalties or material damages to any of its customers, except as set out in the Disclosure Letter.

10.14	Material supplier and distributors

10.14.1

Except as set out in the Disclosure Letter all the Company’s and the Subsidiaries’ agreements with the Group’s suppliers of material importance to the business of the Group (either individually or in the aggregate) have been entered into in the ordinary course of the Group’s business and are legally valid, binding and enforceable in accordance with their terms.

10.14.2

No notice of termination, cancelation or renegotiation outside the ordinary course of business of any agreement of material importance to the business of the Group with the Company’s or the Subsidiaries’ suppliers or distributors has been received and no such notices have been received from any group of suppliers or distributors that in the aggregate are of material importance to the business of the Group, and, to the Seller’s Knowledge, there are no current circumstances which indicate that any such termination, cancelation or renegotiation is expected.

10.14.3

Neither the Company, the Subsidiaries, nor, to the Seller’s Knowledge, the other contracting parties to the supply or distribution agreements of material importance to the business of the Group or distributors are in material breach of any of their respective obligations under any such supply or distribution agreements and to the Seller’s Knowledge no such material breach is threatened.

10.15	Insurance

10.15.1	The Group Companies have taken out and maintained in full force and effect the insurance policies presented in Schedule 10.15.1.

10.15.2	All due premiums on the insurance policies have been paid and the relevant Group Company has fulfilled all material obligations under these policies.

10.15.3	There are no material outstanding claims under any of the said insurance policies nor has the Group received any notice of termination or non-renewal of the said insurance policies.

10.16	Intellectual Property and IT

10.16.1	A list of registered Intellectual Property (and applications for any such right) owned by a Group Company is set out in Schedule 10.16.1.

10.16.2

Each of the Company and the Subsidiaries have all the Intellectual Property necessary to carry out the Company’s or the Subsidiaries’ current activities, and where necessary in order to carry out the current activities of the Group including rights to use modify, create derivative works based on, license, assign and sell the Company’s or the Subsidiaries’ Intellectual Property in all geographic locations where the Group conducts relevant activities.

10.16.3	No third party is to the Seller’s Knowledge infringing or making unauthorised use of any Intellectual Property owned or exclusively used by a Group Company.

10.16.4

Neither the Company nor any of the Subsidiaries are in any material way in violation of any material license, material sublicense or other agreement of material importance to the business of the Group (individually or in the aggregate) to which the Company or a Subsidiary is a party or otherwise bound relating to any Intellectual Property, except as specified in the Disclosure Letter.

10.16.5

To the Seller’s Knowledge the business carried out by the Group as at the date of Signing and the Group’s products do not violate any third party Intellectual Property, including, to the Seller’s Knowledge, any provisions, terms or conditions pertaining to any open source software used by the Company or the Subsidiaries, and to the Seller’s Knowledge no risk of such violation exists, except as set out in the Disclosure Letter. No third party has, to the Seller’s Knowledge, alleged against any Group Company that such business or the Group’s products infringe such third party’s Intellectual Property.

10.16.6

Except as set forth in the Disclosure Letter, neither the Company nor any of the Subsidiaries has incorporated any open source software into any products which are sold, used or distributed commercially.

10.16.7

No material agreements, undertakings or understanding regarding the Group’s Intellectual Property have been or, to the Seller’s Knowledge, are threatened to be terminated by any third party thereto, and no such material agreement, undertaking or understanding has been breached by the Company, the Subsidiaries or to the Seller’s Knowledge by any third party thereto.

10.16.8

To the Seller’s Knowledge, there is no unauthorized use, infringement, or misappropriation of any material Intellectual Property owned or licensed by the Company or a Subsidiary by any third party, employee or former employee. To the Seller’s Knowledge, no material trade secret or confidential information has been disclosed to any third party except pursuant to a binding confidentiality agreement.

10.16.9

All material computer programmes presently used by the Group, have been used pursuant to valid license agreements, and the terms of such license agreements have been complied with in all material respects by the Group, including, without limitation, such terms as relate to multiple use and copying. All material third party owned computer programmes presently used by the Group are subject to license agreement which are in full force and effect.

10.16.10

No Group Company has experienced any material breakdowns or material operational problems in the running of any of the information technology (“IT”) used by it within the twelve months immediately prior to the date of this Agreement.

10.17	Officers and employees

10.17.1

All employees of the Company have employment contracts which comply with Danish law and the Laws of any other applicable jurisdiction and which correctly reflect the terms of the employment. No employees of the Company have been granted any material rights or privileges other than provided for in the Danish Salaried Employees’ Act (in Danish: “funktionærloven”), the Danish Holidays with Pay Act (in Danish: “ferieloven”) and their respective employment contracts and collective bargaining agreements entered into.

10.17.2

All employees of the Subsidiaries have employment contracts which comply with the Laws of the respective applicable jurisdiction and which correctly reflect the terms of the employment. No employees of the Subsidiaries have been granted any material rights or privileges other than provided for in the Laws of the respective applicable jurisdiction, their respective employment contracts and collective bargaining agreements entered into.

10.17.3

A list of the names, positions and material terms of employment (including pensions and details of any material benefits whether variable or fixed) of the Key Employees of the Group is attached as Schedule 10.17.3.

10.17.4	The sale of the Shares does not entitle any employee to any specific rights as a consequence of the change of control over the Group.

10.17.5

The employment contracts and collective bargaining agreements contained in the Data Room Documentation have not been changed in relation to the terms of employment of any Key Employee, except as set out in Schedule 10.17.3. Since the Accounts Date no pay raise, bonus or gratuitous payment has been given or promised to any Key Employee of the Group outside the ordinary course of business, except as set forth in the Disclosure Letter.

10.17.6

Until the date of this Agreement, no Key Employee has given actual notice terminating his contract of employment or is under notice of dismissal and no amount due or in respect of any present Key Employee of the Group is in arrears and unpaid other than his salary and other benefits for the month current at the date of this Agreement. To the Seller’s Knowledge, no Key Employees have expressed any intention to resign.

10.17.7

There are no pending disputes between a Group Company and any trade union or organisation formed for a similar purpose and, except as set out in the Disclosure Letter, there are no pending disputes between the Group and any of its current or former employees. To the Seller’s Knowledge no such disputes are threatened.

10.17.8	The Group has in all material respects complied with all its obligations under Danish law or other relevant Laws concerning the health and safety at work of its employees.

10.17.9	The Group has not been involved in any material work related accidents for the past three years preceding the date of this Agreement.

10.17.10

There are no inventions or rights - whether registered or not — relating to former or present employees, members of the board of directors or the board of management, which are used by the business of the Group and for which the Group does not have a right of ownership and use. Except as set out in the Disclosure Letter, no employee in the Group has any special agreement with respect to inventions, copyright (including software) and other Intellectual Property made by the employee.

10.17.11

Neither the Company nor any of the Subsidiaries are or have in the past five (5) years been offering or are or have in the past five (5) years been bound by any defined benefit pension scheme (in Danish: tilsagnspensionsordning) to any present or former employee, members of the board of directors or the board of management.

10.18	Environment

10.18.1

The Group has obtained all necessary environmental approvals and permissions in relation to the establishment and operation of the Company and its Subsidiaries as conducted hitherto, and no such approvals and permissions requires any additional consent to remain in full force following Closing, and the Company’s and the Subsidiaries’ business has in all material respects been conducted in compliance with such environmental approvals and permissions as well as applicable environmental laws and regulations.

10.18.2

The properties leased or otherwise used by the Group are free from any pollution or contamination caused by the Group Company operating from such property to the extent such pollution or contamination based on currently applicable environmental Law could cause environmental authorities or any other governmental bodies or agencies to order the removal of such pollution or contamination or to order other measures to protect the environment in order to carry out the existing business of the Group.

10.18.3	No Group Company has been notified by any Person of any claim from any Person against the Group relating to environmental matters. To the Seller’s Knowledge, no such claim is threatened.

10.18.4

No environmental permit has terms that provide that it will be cancelled, revoked, suspended, amended, varied or restricted, or will not be granted, extended or renewed as result of the execution or performance of the Agreement.

10.19	Compliance

10.19.1

The statutory books (including all registers and minute books) of any Group Company have been kept in accordance with applicable Laws and contain a fair and true record of the matters which should be dealt with in those books and no notice or allegation that any of them are incorrect or should be rectified has been received by any Group Company.

10.19.2	The Group is carrying out its business in all material respects in accordance with all applicable laws of Denmark or such other jurisdiction where the Group is conducting business.

10.19.3

All corporate documents which should have been delivered by the Group to the Danish Commerce and Companies Agency or equivalent registrar in any other relevant jurisdiction have been properly so delivered and, except as provided for in this Agreement, there are no corporate changes which have yet to be registered.

10.19.4

The Group has not within the last three years received notification that any investigation or inquiry is being or has been conducted by any governmental agency or other administrative or supranational body in respect of the affairs of the Group, except for routine inquiries and investigations which have not resulted in any material claims, orders or demands.

10.19.5

The Group has obtained all licenses, permits, authorizations, consents and approvals from any governmental body, agency, official or authority that are material to the manufacture, marketing and sale of the Company’s products in any jurisdiction where the Group conducts such business. All of the above mentioned permits and approvals are valid and in full force and effect and will to the Seller’s Knowledge not be terminated or impaired or become terminable as a result of the transaction contemplated hereby.

10.19.6	No unsatisfied court or arbitration judgment is outstanding against any Group Company.

10.19.7

The Group is not the subject of any public prohibition or injunction and to the Seller’s Knowledge no such prohibition or injunction is imminent or threatened, and no proceedings in respect thereof have been commenced.

10.20	Litigation

10.20.1

The Group is not engaged in any litigation, arbitration or mediation, administrative or criminal proceedings, whether as claimant or defendant, and no such litigation, arbitration or mediation, administrative or criminal proceedings by or against the Group is pending or, to the Seller’s Knowledge, threatened.

10.20.2

At the date of Signing and three years prior to that date no judgments or restraining orders or similar judicial decisions have been made against the Group which will be detrimental on the Group’s current activities.

10.21	Products and Product liability

10.21.1

The Group has not, except as set out in the Disclosure Letter, manufactured, sold or provided any product or service within the last three years prior to Signing which does not in all material respects comply with all applicable Laws at the time of such sale or provision of sale or service or which has a defect which in the past three years has given rise to product liability (excluding, for the avoidance of doubt, any and all claims raised against a Group Company in the ordinary course of business regarding product defects or products that do not comply with specifications or warranties).

10.21.2	There are no design or production faults or defects in the Company’s or the Subsidiaries’ products’ performance and safety materially affecting the business of the Group.

10.21.3

The Group has not received a prohibition notice, a warning notice or a suspension notice within the last three years under the consumer protection Laws in any jurisdiction with respect to the products or services sold or provided by the Group.

10.21.4	The Group’s products and services can be legally distributed and sold in each of the geographical markets in which they are currently distributed and sold by a Group Company.

10.21.5

The Data Room Documentation contains information on all currently applicable warranties granted by the Group pertaining to its products and services to the extent that they are material to the business of the Group. To the Seller’s Knowledge, the warranty reserve set forth in the Annual Report is sufficient to cover the reasonably expected warranty expense of the Group with respect to products sold prior to the Accounts Date.

10.22	Competition and trade regulation law

10.22.1

To the Seller’s Knowledge no authorities, suppliers, customers or competitors of the Group or other third parties have raised any objections against the Group’s behaviour, agreements, undertakings, understandings or the like on the grounds that such behaviour, agreements, undertakings, understandings or the like are contrary to applicable competition law regulations nor are such objections, to the Seller’s Knowledge threatened.

10.22.2	No Group Company is or has been a party to any agreement, arrangement or practice or is conducting or has conducted itself in a manner which has given rise to claims that:

(a)

a Group Company infringes Section 6 and Section 11 of the Danish Competition Act or any other anti-trust or similar Laws in any jurisdiction in which the relevant Group Company carries out business; or

(b) such agreement, arrangement or practice is unenforceable or void (whether in whole or in part) or renders a Group Company liable to civil, criminal or administrative proceedings by virtue of any anti-trust or similar Laws in any jurisdiction in which the Group carries out business.

10.22.3	To the Seller’s Knowledge, the Group is not presently the subject of any examination by any competent competition authority.

10.22.4

None of the Group Companies are subject to any non-competition clause which prohibits the sale of any of the Group’s products in any jurisdiction in which the Group sells such products as at the date hereof, nor, to the actual knowledge of Erik D. Jensen, Lene Stengade and Jesper Bilde, are any Group Company subject to any other non-compete clause relating to any other products that any of the Group Companies may offer, except for the non-competition provision described in Item G.23.4.2 of the Data Room Documentation.

10.23	Ownership of assets

10.23.1

All assets used by the Group in the course of its business as it is now carried out are legally and beneficially owned by the Group free from any Encumbrances or licensed, leased, or otherwise at the free disposal of the Group.

10.24	Condition of assets

10.24.1

All plants, machinery, fixtures, vehicles and other equipment (including hardware and machinery) owned or operated by the Group in connection with its business are in all material respects in good and safe condition and free from material defects and operational insofar as it is necessary for such business to be carried out safely, lawfully and efficiently.

10.24.2

As taken stock as per 28 October 2011 in the Company and as per 31 December 2011 in the Subsidiaries, the inventory of the Group consists in all material respects of marketable goods and the inventory of the Group to be included in the Working Capital consists in all material respects of marketable goods.

10.25	Information

10.25.1	All information, which has been given by the Seller in the course of the negotiations leading to this Agreement, is to the Seller’s Knowledge true and fair and not misleading.

10.25.2

The Seller has fulfilled its obligations under Danish law to loyally inform the Buyer of any material facts and information of material adverse significance to the Group which are within the Seller’s Knowledge (in Danish: “sælgerens loyale oplysningsforpligtelse).

11	Buyer’s Warranties
The Buyer gives the following warranties as at Signing and as at Closing to the Seller:

11.1	Capacity of the Buyer

11.1.1	The Buyer has the requisite power and authority to enter into and perform its obligations under this Agreement.

11.1.2

This Agreement and any other documents executed by the Buyer pursuant to or as a result of this Agreement constitute legal, valid and binding obligations of the Buyer in accordance with their respective terms.

11.1.3

The execution of and entering into, and the performance of and compliance with, this Agreement, and the consummation of the transactions contemplated hereby, will not violate or conflict with, or result in a breach of, or constitute a default under, any provision of (i) the articles of association of the Buyer, (ii) any agreement or other obligation to which the Buyer is bound, (iii) any order or judgment of any court or governmental body to which the Buyer is bound, or require the consent of the shareholders of the Buyer, or of any other Person.

11.2	The Buyer is entering into this Agreement on its own behalf and not as agent, intermediary, representative of, or otherwise on behalf of, any third party.

11.2.1	The Buyer is not aware of any matters, facts or circumstances, which render any of the Seller’s Warranties materially untrue or materially incorrect.

12	Post Closing covenants
12.1

The Buyer shall as soon as practicable after Closing provide to the Seller documentation showing that appropriate filings have been made to deregister the present board of directors of the Group Companies to the extent that such board members are required to resign according to this Agreement.

13	Joint taxation
13.1

The Company is subject to mandatory Danish joint taxation with the Seller in accordance with the provisions of the Danish Company Taxation Act (“Selskabsskatteloven”). In order to neutralise the effects of the joint taxation (to the extent possible) the Parties agree to act in accordance with procedures set out in Schedule 13.1.

14	Restrictions on business activities
14.1

The Seller undertakes and shall ensure that Seller and all entities owned by the Seller undertake for a period of three (3) years after the Closing Date not to compete directly or indirectly with the business of the Group as conducted at the Closing Date within Denmark or in any other jurisdiction in which the Group carries out business at the Closing Date.

14.2

The Seller undertakes and shall ensure that Seller and all entities owned by the Seller undertake for a period of six (6) months after the Closing Date not to solicit or engage any employee of any Group Company as at the Closing Date whether or not such employee would commit a breach of contract by reason of leaving such employment, except for those employees who respond to a public advertisement for employment.

14.3	No part of the business of the Seller or entities owned by the Seller as carried out as at the date of this Agreement shall be deemed as competing with the business of the Group.

14.4	The non-competition clause contained in Clause 14.1 shall not apply to any legal person in whom the Seller acquires an interest, unless the acquired interest constitutes a controlling interest, after the date of this Agreement provided that such person was already engaged in or competing with the Group at the time of such acquisition. The Seller is, however, not entitled to use, apply, disclose or in any way benefit from any of the Company’s or the Subsidiaries’ Intellectual Property or other confidential information.

14.5

The Buyer shall be entitled to injunctive relief and to indemnification from the Seller in breach of Clauses 14.1 and 14.2 and the limitations provided for in Clauses 15.7, 15.11 or 15.12 shall not apply.

14.6

If the Buyer finds that the Seller does not comply with Clauses 14.1 or 14.2, the Buyer shall immediately send a Notice thereof to the Seller. The Notice must set forth the facts that have caused the alleged non-compliance with Clause 14.1 or 14.2. Only if the Seller has not within ten (10) Business Days after the receipt of the Notice complied with Clause 14.1 and/or 14.2 and rectified any breach, shall the Buyer be entitled to relief as set out in Clause 14.5.

15	Indemnification
15.1

Subject to the limitations of this Clause 15, the Seller agrees to indemnify the Buyer (with any payment to the Buyer being a reduction of the Purchase Price) of all direct losses suffered based upon (i) any Breach of Agreement by the Seller, (ii) any Debt of the Group Companies not discharged prior to Closing that is not included within Working Capital and (iii) any claims by the four employees of PBI Dansensor France SAS referred to in Section 8.9a) of the Disclosure Letter to the extent pertaining to time periods prior to the Closing but only to the extent the losses therefore exceed the amount of the reserve pertaining to such matter included in the calculation of Working Capital. For the avoidance of doubt, Clause 15.5 shall apply to any claims raised pursuant to Clause 15.1(iii).

15.2	Subject to the limitations of this Clause 15, the Buyer agrees to indemnify the Seller from and against all direct losses suffered based upon any Breach of Agreement by the Buyer.

15.3

The Parties shall promptly give Notice to the other Party of any demand, claim or any other circumstance giving rise to a claim or the commencement of any action, proceeding or investigation that may result in a loss covered by Clauses 15.1 or 15.2. The claim Notice shall describe the asserted liability in reasonable detail, shall be accompanied by all written documentation necessary to support the claim and shall indicate the size of the loss (estimated if necessary).

15.4

In the event of a claim in respect of a matter which in the indemnifying Party’s reasonable opinion is capable of cure, the indemnifying Party shall have the right, exercisable upon written Notice to the other Party, to attempt to cure within a reasonable period of time the matter resulting in the claim.

15.5

As soon as practicably possible after receipt by the Buyer or any Group Company of notice of any claim which may entitle the Buyer to make a claim against the Seller under the terms of this Agreement (an “External Claim”)

(a) the Buyer shall as soon as reasonably practicable notify the Seller by way of a Notice;

(b)

the Buyer shall thereafter consult with the Seller in respect of the External Claim and permit, and procure that any relevant Group Company shall permit, to the extent reasonable, the Seller and its advisers full and unrestricted access to all relevant employees, documents, information, and records for the purpose of investigating the matter and enabling the Seller to take any action permitted by this Clause 15.5;

(c)

the Seller shall be entitled to require by way of Notice to the Buyer, within eight weeks, unless the External Claim requires faster actions, (such time limit subject to prior fulfilment of Clause 15.5(b)) of notification by the Buyer to the Seller of an External Claim, that the Seller thereafter has the exclusive conduct and control on behalf of the relevant member of the Group of the External Claim. Further, the following shall apply:

(i)

the Seller shall not make any admission of liability agreement, settlement or compromise with any third party in relation to the External Claim without the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed);

(ii)

the Buyer shall give and shall procure that each member of the Group shall give to the Seller any and all information and assistance that the Seller may reasonably require for any purpose referred to in this Clause 15.5 provided, however, that the Seller bears all costs and fees relating to the conduct by the Seller of any External Claim; and

		(iii)	the Seller shall take all actions that the Buyer may reasonably request to avoid, dispute, resist, defend or appeal the External Claim; and

	(d)	if the Seller has not by way of Notice assumed exclusive conduct and control in relation to an External Claim, the Buyer shall and shall procure that each relevant Group Company shall

		(i)	keep the Seller informed of all material developments in relation to the External Claim including such information as the Seller shall reasonably require;

(ii)

not make any admission of liability, agreement, settlement or compromise with any third party in relation to the External Claim without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed); and

		(iii)	take all action that the Seller may reasonably request to avoid, dispute, resist defend or appeal the External Claim.

15.6

The Buyer shall not be entitled to make any claim against the Seller with respect to any Breach of Agreement if, and to the extent, the relevant matter was within the Buyer’s Knowledge. The Parties agree that in order for a matter to have been “fairly” disclosed, as this term is used in the definition of “Knowledge”, the disclosure of the matter must have taken place in a context which is reasonable. Thus, fragmented or misleading information, or information which does not allow the Buyer or its advisors to reasonably assess the factual situation or risk, shall not be deemed to have been disclosed and shall not limit the Buyer’s right to raise claims against the Seller.

15.7

A claim by a Party with respect to a Breach of Agreement shall in any event lapse and cease to exist (i) if not notified as a Notice to the other Party prior to 15 August 2013, or (ii) if a Party has not initiated legal proceedings in accordance with Clause 20 no later than three (3) months after the other Party has rejected a claim raised in accordance with Clause 15.3 (unless the other Party has agreed to extend the three months’ deadline), irrespective of whether such claim or the circumstances related to such claim was within the Knowledge of the claiming Party. Notwithstanding the time bar set out in this Clause 15.7(i), Seller agrees that Buyer’s losses and claims due to breach of Seller’s Warranties set out in Clause 10.10 shall not be barred until the date falling twenty (20) Business Days after the date on which the tax authorities can no longer raise a claim against the Group relating to such Seller Warranty, and the Buyer’s losses and claims due to breach of the Seller’s Warranties set out in Clause 10.1, 10.2 and 10.3 shall not be barred until the date falling 5 (five) years after the Closing Date.

15.8

Neither Party shall be held liable for any indirect or consequential losses such as operating loss, loss of profits, loss of interest or consequential costs (in Danish: “indirekte tab eller følgeskader”). The amount of losses to be paid by the indemnifying Party shall be calculated on a DKK for DKK basis. In no event shall any multiple be used in calculating the amount of losses.

15.9	The amount of any loss due to a Breach of Agreement by the Seller shall be calculated in accordance with the following principles:

(a)

The present value (i.e. nominal value reduced by a rate equal to the 12 months DKK LIBOR rate which is displayed on Reuters’ screen on the Closing Date at 1 p.m. (CET)) of tax savings or benefits which the Buyer or any Group Company have obtained or are entitled to obtain shall be deducted when calculating the loss;

	(b)	the amount of any compensation or other recovery (including without limitation any insurance proceeds) to which the Buyer or any Group Company is entitled shall be deducted when calculating the loss;

(c)

the occurrence of or the increase of a loss attributable to any change in the applicable Law or any change in Tax rates or accounting principles adopted subsequent to the date of this Agreement shall be disregarded;

(d)

the occurrence of or increase of a loss being the result of any act or omission on the part of the Buyer or any Group Company or their respective directors or agents subsequent to the Closing Date shall be disregarded;

	(e)	in the event there has been a provision established in the Working Capital the Seller shall be liable only for losses incurred, which are in excess of such provision.

15.10	The Party having incurred a loss is under an obligation to mitigate the loss (in Danish: “tabsbegrænsningsforpligtelse”).

15.11

Subject to Clause 15.14, the Parties shall incur no liability in respect of any individual loss suffered by the other Party due to a Breach of Agreement unless the amount of such individual loss as finally determined exceeds 0,75 % of the Purchase Price (the “Minimum Threshold”). Claims arising out of similar events or circumstances shall be regarded as one individual claim.

15.12

Subject to Clause 15.13, in no event shall the aggregate indemnification payable by the Seller in respect of any loss related to a Breach of Agreement by the Seller exceed 25% of the Purchase Price (the “Maximum Threshold”), which amount shall constitute the maximum amount of the Seller’s liability hereunder.

15.13

Notwithstanding the Maximum Threshold as set out in Clause 15.12 the Seller hereby agrees to indemnify the Buyer for any and all losses and claims resulting from a breach of the Seller’s Warranties set out in Clauses 10.1, 10.2, 10.3 and 10.10 and for the matters described in subsection (ii) of Clause 15.1.

15.14

Notwithstanding the Minimum Threshold set out in Clause 15.11 or the Maximum Threshold set out in Clause 15.12, the Seller hereby agrees to indemnify the Buyer for any and all losses and claims regarding breach of Seller’s Warranties set out in Clauses 10.1, 10.2, 10.3 and 10.10 and for the matters described in subsection (ii) of Clause 15.1.

15.15

None of the limitations contained in this Clause 15 shall apply to any claim to the extent that such claim arises as a result of fraud, other willful acts or omissions or gross negligence by the non-claiming Party.

15.16

The remedies provided in this Clause 15 are the exclusive remedies available to the Parties with respect to any Breach of Agreement by either of the Parties. The Parties shall not be entitled to rescind the Agreement (in Danish: “hæve aftalen”). The Buyer shall not be entitled to claim for a proportionate reduction of the Purchase Price (in Danish: “forholdsmæssigt afslag”). The Buyer waives any rights it may have under the United Nations Convention on Contracts for the International Sale of Goods (CISG).

15.17

Until the termination of the Vendor Loan Agreement (in accordance with the terms and conditions thereof), the Buyer shall satisfy all of its claims for indemnification under this Agreement by first having reduced the Outstanding Loan Amount including accrued interest under the Vendor Loan Agreement, it being understood that any such reduction shall be effected as a reduction of the repayment period by reducing the number of instalments and not (for the avoidance of doubt) by reducing the amount due under each instalment.

16	Announcements and confidentiality
16.1	The Parties shall jointly prepare a press release and information to the employees of the Group.

16.2

The Parties undertake not to disclose this Agreement in whole or in part, or any information relating to disputes arising out of this Agreement, to any other party without the prior written consent of both Parties, except to the extent that such disclosure is stipulated in this Agreement or is required by Law, securities exchange regulations or any governmental filing necessary to fulfil the transactions contemplated by this Agreement. If this Agreement or any information relating to disputes arising out of this Agreement must be disclosed pursuant to the previous sentence, the Buyer will, to the extent legally permissible, promptly notify the Seller thereof and cooperate with the Seller, at the Seller’s expense, if the Seller should seek to obtain an order or other reliable assurance that confidential treatment will be accorded to the information being disclosed.

17	Further assurance
17.1

The Seller and the Buyer shall at their own cost, on being reasonably required to do so by the other Party, do or procure the doing of all such acts and/or execute or procure the execution of all documents which the requesting Party may reasonably consider necessary for giving full effect to this Agreement and securing to the requesting Party the full benefit of the rights, powers and remedies conferred upon such Party in this Agreement, including but not limited to the exchange of information and assistance with filing with any authority.

18	Costs and expenses
18.1	Each Party shall pay its own costs and expenses related to the Agreement and the transactions contemplated hereby, including fees to auditors, lawyers and other advisers.

19	Notices
19.1

Any communication among the Parties under this Agreement shall be made through a Notice. Notices made under this Agreement shall be sent to a Party at the below-mentioned address and for the attention of the individual stated below:

To the Seller:	PBI Holding A/S
Kærup Allé 3
DK-4100 Ringsted
Denmark
tel: +45 57 67 01 00
email: lene@pbi-holding.com
for the attention of Lene Stengade;

with a copy to:	Gorrissen Federspiel
H.C. Andersens Boulevard 12
DK-1553 Copenhagen V
Denmark
tel: +45 33 41 41 41
email: ht@gorrissenfederspiel.dk and ccc@gorrissenfederspiel.com for the attention of Henrik Thouber and Camilla C. Collet;

to the Buyer:	MOCON, Inc.
7500 Mendelssohn Avenue North

Minneapolis, MN 55428
USA
tel: +1 (763)-493-6370
email: dlee@mocon.com and rdemorest@mocon.com
for the attention of Darrell Lee and Bob Demorest;

with a copy to:	Hannes Snellman
Amaliegade 15
1256 Copenhagen K
Denmark
tel: +45 33 44 39 00
email: Philip.Risbjorn@hannessnellman.com
for the attention of Philip Risbjørn

and
Oppenheimer Wolff & Donnelly LLP
45 South 7th Street
Suite 3300
Minneapolis, MN 55402-1609
USA
tel: +1 (612)-607-7352
email: pmartin@oppenheimer.com
for the attention of Phillip Martin

or to such other person and address, which either Party may notify the other Party of in writing.

19.2	Any Notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed to have been given at the start of the next Business Day.

20	Governing Law and arbitration
20.1	This Agreement shall be governed by the laws of Denmark disregarding the conflict of law principles thereof.

20.2

Any dispute or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the rules of procedure of the Danish Institute of Arbitration (Danish Arbitration).

20.2.1	The arbitration tribunal shall be composed of three arbitrators.

20.2.2

The Seller shall appoint one arbitrator and the Buyer shall appoint one arbitrator. The Danish Institute of Arbitration shall appoint a third arbitrator who shall be the chairman of the arbitration tribunal. If a Party has not appointed an arbitrator within 30 days of having requested or received notice of the arbitration, such arbitrator shall be appointed by Danish Institute of Arbitration.

20.2.3	The place of arbitration shall be Copenhagen.

20.2.4	The language of the arbitration shall be English.

21	Copies
21.1	This Agreement shall be signed in two (2) copies. The Parties shall each receive one original copy.

22	Assignment
22.1

Prior to Closing the Buyer may assign its rights to purchase the Shares to an Affiliate of Buyer (the “Assignee”); provided, however, that in the event of any such assignment, Buyer shall remain fully liable to Seller and such assignment shall not relieve the Buyer of any obligations hereunder. Simultaneously with such assignment of rights to purchase the Shares, the Buyer shall be entitled to assign its rights and obligations under the Vendor Loan Agreement to the Assignee, provided that the Buyer unconditionally and irrevocably guarantees the payment and performance on demand (in Danish “kautionere som selvskyldner”) of the Assignee’s obligations under the Vendor Loan Agreement as and when due.

---oo0oo---

Date:	Date:
Place: Ringsted, Denmark	Place: Ringsted, Denmark

For and on behalf of MOCON, Inc.:	For and on behalf of PBI Holding A/S:

/s/Robert Demorest	/s/Erik D. Jensen
Robert Demorest	Erik D. Jensen (according to proxy)

/s/Lene Stengade
Lene Stengade (according to proxy)

List of Schedules
Schedule 1.A	Accounting Principles

Schedule 1.B	Disclosure Letter

Schedule 1.C	Employee Shareholders

Schedule 1.D	Key Employees

Schedule 1.E	Management Shareholders

Schedule 1.F	Material Contracts

Schedule 3.2	Working Capital principles

Schedule 3.3.3a	Form of Vendor Loan Agreement (Without Guarantor)

Schedule 3.3.3b	Form of Vendor Loan Agreement (With Guarantor)

Schedule 4.1(b)	Transcript from the Danish Commerce and Companies Agency re. the Seller.

Schedule 4.2(b)	Evidence of the Buyer’s ability to pay the Purchase Price

Schedule 4.2(c)	Evidence of signing authority for the Buyer and for the Agreement constituting legal, valid and binding obligations enforceable in accordance with its terms

Schedule 6.1	Form of share transfer document

Schedule 10.3.1	Subsidiary Shares

Schedule 10.9.1	Borrowings as at Signing

Schedule 10.12.2	Property and leases

Schedule 10.13.3	Change of Control Contracts

Schedule 10.15.1	Insurances

Schedule 10.16.1	List of registered Intellectual Property

Schedule 10.17.3	Material terms of employment of Key Employees

Schedule 13.1	Cessation of joint taxation

Schedule 3.3.3b (With Guarantor)

(To be signed if prior to Closing MOCON, Inc. has assigned the Vendor Loan and the ownership of the Shares in PBI-Dansensor A/S to a subsidiary)

Strictly confidential

Vendor Loan Agreement

Project Atmosphere

PBI Holding A/S

Kærup Allé 3

DK 4100 Ringsted

Denmark

CVR-no. 28 15 85 56

(the “Lender”)

and

[Newco]

[address]

[address]

Denmark

CVR-no. [CVR no.]

(the “Borrower” and together with the Lender referred to as the “Parties” and each of them as a “Party”)

The Lender and MOCON, Inc., the parent company of Lender (the “Guarantor”) have on 9 March 2012 entered into a share purchase agreement (the “SPA”) concerning the acquisition of shares in PBI-Dansensor A/S, CVR-no. 70 60 38 10 (the “Company”) by Guarantor, or its assignee. Guarantor has assigned its right to acquire the Shares under the SPA to Borrower, subject to its guarantee of Borrower’s obligations hereunder as set forth in Clause 22.1 of the SPA . The Parties have agreed that out of the of the Purchase Price an amount corresponding to the Vendor Loan (as defined below) shall be settled by entering into this vendor loan agreement (together with the Security Documents (as defined below) the “Agreement”).

Capitalised terms used in this Agreement and not defined herein shall have the meaning ascribed to them in the SPA.

1	Loan amount and interest
1.1

The Lender has agreed to lend to the Borrower and the Borrower has agreed to owe to the Lender an amount of DKK 37,333,333.33 (the “Vendor Loan”) on the terms set out in this Agreement to be used exclusively to partly finance the Borrower’s purchase of the shares in the Company under the SPA.

1.2

The Vendor Loan shall bear interest of [3.25-4](1) percent pro anno from the Closing Date until the date of its full repayment (both dates included). Interest shall accrue on the Vendor Loan semi-annually from the anniversary of the Closing and shall be calculated on a daily basis on the basis of a year of 365 days from and including the Closing Date.

(1)  Interest rate to be inserted at the Closing and to be equal to the term loan interest rate charged by the bank, always provided that the interest rate is between 3.25% and 4% — rated quoted as of 5 March is 3.46%.

2	Repayment [GF: CLAUSE AND SCHEDULE TO BE ADJUSTED IF CLOSING DOES NOT TAKE PLACE ON 2 APRIL 2012]
2.1

The Vendor Loan together with accrued interest shall be repaid in semi-annual instalments as set out in Schedule 2.1 with the first repayment instalment falling due on 2 October 2012 and the final repayment instalment falling due on the first Business Day following 2 April 2016 (the “Final Repayment Date”). The Borrower is entitled at any time prior to the Final Repayment Date to repay the outstanding Vendor Loan in full or in part, it being understood that any such early repayment shall include payment of accrued interest in an equal proportion to the early repayment amount.

3	Gross-up
3.1

Any amounts due under this Agreement shall be paid by the Borrower or the Guarantor without deduction of any amount withheld or deducted pursuant to any Law (the “Withholding”), provided that the Borrower or the Guarantor, as applicable, shall (i) pay to the relevant Person the full amount of the Withholding, (ii) increase the amount payable under the Agreement so that the Lender receives on the due date the full amount it would have received had no such Withholding been made, and (iii) furnish the Lender, within 30 days of such payment of Withholding, with a receipt from the relevant Person deducting or withholding the Withholding and details of a bank account to which the Lender shall transfer refunds, if any, from the relevant Person in accordance with Clause 3.2.

3.2

Any Withholding refunded to the Lender from the Person conducting the deducting or withholding shall be reimbursed by the Lender to the Borrower or the Guarantor, as applicable, provided that the Borrower or Guarantor has paid such amount to the Lender in accordance with Clause 3.1(ii).

3.3	If reasonably required to avoid any Withholding, the Lender shall certify that no U.S. person directly or indirectly owns 10% or more of the shares in the Lender.

4	Security
4.1

The Borrower has entered into and duly perfected a share pledge agreement in the form set out in Schedule 4.1 (the “Security Documents”) creating a first priority pledge of all of the shares in the Company held by the Borrower as security for the Vendor Loan.

4.2	The Security Documents shall remain in full force and effect until the Vendor Loan including accrued interest has been fully and finally satisfied, unless otherwise accepted in writing by the Lender.

5	Undertakings
5.1

The Borrower shall not sell its shares in the Company and shall procure that none of the Group Companies sell any substantial part of its assets other than in the ordinary course of business, including any Subsidiary Shares, except with the prior written consent of the Lender.

5.2

The Borrower shall procure that the Group Companies do not, save for in the ordinary course of business and/or for intra-group transactions, make any material loans, grant any material credit or give any material financial guarantee or indemnity to or for the benefit of any person or otherwise voluntarily assume any material financial liability, whether actual or contingent, in respect of any other person that would have a material adverse effect on the Borrower’s or the Guarantor’s ability to perform its obligations under this Agreement or that materially decrease the net worth of the Group.

5.3

The Borrower shall procure that except with the prior written consent of the Lender the Group Companies do not merge or consolidate with, or make any acquisition of, other companies or the assets and business of other companies, or enter into any merger or demerger transaction, except for any restructuring activities that will not have a material adverse effect on the Borrower’s or the Guarantor’s ability to perform its obligations under this Agreement or that materially decrease the net worth of the Group. The Lender hereby agrees that the Borrower is entitled to merge or consolidate in a similar manner the Borrower’s German subsidiary with the Company’s German subsidiary and the Borrower’s US subsidiary with the Company’s US subsidiary, always provided that any such merger or consolidation shall take place at fair market value.

5.4

The Borrower shall procure that all of the assets, operations and liability of the Group are insured against such risks and liabilities and for such amounts as normally adopted by the industry for similar assets, operations and liabilities.

5.5

The Borrower shall procure that no material change is made to the general nature or scope of the business of the Group from that carried on at the date of this Agreement to the extent that such changes have a material adverse effect on the Borrower’s or the Guarantor’s ability to perform its obligations under this Agreement or that materially decrease the net worth of the Group.

6	Deduction of Vendor Loan due to claims for indemnification
6.1

The Parties have agreed that prior to the termination of this Agreement, either due to (i) the Borrower’s repayment in full of the Vendor Loan including all accrued interest, or (ii) in accordance with Clause 7.3, the outstanding Vendor Loan including accrued interest shall be reduced by the amount of any claims for indemnification (or, for the avoidance of doubt, a part of a claim) raised by the Buyer (or the Assignee) against the Seller under the SPA (x) which the Seller has agreed to settle or (y) which according to a final arbitration award issued pursuant to Clause 20 of the SPA shall be settled by the Seller. The Borrower shall not be entitled to withhold or off-set any amounts due under this Agreement or otherwise reduce the Vendor Loan with accrued interest, unless pursuant to an agreement with the Seller or final arbitration award as referred to in (x) or (y) in the first sentence of this Clause 6.1. For the avoidance of doubt, the Borrower shall not be entitled to withhold any amounts due under this Agreement pending resolution of a claim raised under the SPA.

6.2

Reduction of the outstanding Vendor Loan including accrued interest in accordance with Clause 6.1 shall be effected as a reduction of the repayment period by reducing the number of instalments and not (for the avoidance of doubt) by reducing the amount due under each instalment.

6.3

Notwithstanding Clause 8.1 of this Agreement, a deduction of the outstanding Vendor Loan including accrued interest as set out in Clause 6.1 shall serve as full and final payment of a corresponding amount of any such claims for indemnification (or, for the avoidance of doubt, a part of a claim) raised by the Buyer (or the Assignee) under the SPA as described in the first paragraph of Clause 6.1.

7	Events of Default
7.1	Events of Default
Each of the events set out below is an event of default (an “Event of Default”) whether or not caused by any reason whatsoever outside the control of the Borrower or the Guarantor or any other person:

7.1.1	Non-payment

The Borrower does not pay on the due date any amount payable under this Agreement, provided that if non-payment is caused only by administrative or technical error, such event of non-payment shall not constitute an Event of Default when (i) the Borrower has the funds available to make the required payment, and (ii) payment is actually made for value within three (3) Business Days after written demand from the Lender following the due date. In the event that Borrower is more than three (3) Business Days delinquent more than once in a calendar year, a late fee charge equal to 2% of the payment amount will be assessed on all other late payments made during the following calendar year (regardless of whether notice is given by the Lender).

7.1.2	Breach of other obligations

The Borrower does not comply with any provision of this Agreement (including for the avoidance of doubt any provision of the Security Documents), provided the Lender notifies the Borrower of such non-compliance. If such non-compliance is capable of remedy, such non-compliance shall not constitute an Event of Default, provided that such non-compliance is remedied within ten (10) Business Days after the receipt by the Borrower of notification of non-compliance from the Lender.

7.1.3	Change of Control

The Borrower, the Guarantor or the Company is involved in any transaction which entails a change of control (direct or indirect) in either the Borrower, the Guarantor or the Company unless such transaction provides that prior to or simultaneously with the change of control, all amounts due under this Agreement and the Security Documents are repaid in full (including without limitation the full amount of the Vendor Loan including accrued interest whether or not such amounts have become due and payable). For the purposes of this Clause 7.1.3 “control” shall be construed in accordance with the term “bestemmende indflydelse” in Section 7 of the Danish Companies Act.

7.1.4	Loss of property

A substantial part of the Borrower’s, the Guarantor’s or a Group Company’s business or assets are destroyed, abandoned, seized, appropriated or forfeited for any reason, provided that such occurrence will have a material adverse effect on the Borrower’s or the Guarantor’s ability to perform its obligations under this Agreement.

7.1.5	Insolvency
(i)

The Borrower or the Guarantor is (or for the purpose of law is deemed to be) unable to pay its debts as they fall due or becomes insolvent, or admits inability or intention not to pay its debts as they fall due; or

(ii)

the Borrower or the Guarantor, by reason solely of financial difficulties, begins negotiations with one or more of its creditors with a view to readjusting or rescheduling of any of its indebtedness; or

(iii)

any step (including petition, proposal or convening a meeting) is taken with a view to the administration, reconstruction, liquidation, winding-up, dissolution or general debt negotiation of the Borrower or the Guarantor or any other insolvency proceedings involving the Borrower or the Guarantor.

With respect to Clauses 7.1.5(i) and 7.1.5(iii) the bankruptcy estate has the right to assumes the rights and obligations of the Borrower provided that the bankruptcy estate within seven (7) Business Days from the date of the Lender’s request hereof give Notice to the Lender that the estate assumes the rights and obligations of the Borrower.

7.2	Right to Remedy

The Borrower (or, if relevant, the Guarantor) shall, unless specifically stipulated otherwise in this Clause 7 (Events of Default), in case of an Event of Default as set out in Clauses 7.1.3 and 7.1.4, and always provided that such Event of Default is capable of being remedied, be granted fifteen (15) Business Days to remedy such default from the date when the Borrower receive notice thereof.

7.3	Acceleration
Upon an Event of Default and at any time during the occurrence of an Event of Default, the Lender may by Notice to the Borrower:

(i) demand that all or part of the Vendor Loan, together with accrued interest be immediately due and payable whereupon they shall become immediately due and payable; and/or

(ii) without prejudice to the Lender’s other rights, with or without Notice to the Borrower or the Guarantor, take such other action as is available to the Lender under this Agreement.

8	Assignment
8.1

The Borrower may not assign its rights or obligations under the Agreement without the prior written approval of the Lender except where such assignment is made to a direct or indirect subsidiary of the Borrower (excluding for the avoidance of doubt any Group Company) and comprises all rights and obligations under the Agreement, excluding the obligations set forth in Clause 3, and always subject to the guarantee set forth in Clause 9.1. For the avoidance of doubt, the Security Documents shall not be effected by any such assignment by the Borrower.

8.2	Assignment by the Guarantor of any of its rights or obligations under the Agreement cannot take place without the prior written approval of the Lender.

9	Guarantee
9.1

Mocon, Inc. (the “Guarantor”) hereby unconditionally and irrevocably guarantees the payment and performance on demand (in Danish “kautionere som selvskyldner”) of the Borrower’s obligations under this Agreement as and when due.

10	Confidentiality
10.1

The Parties and the Guarantor undertake not to disclose this Agreement in whole or in part, or any information relating to disputes arising out of this Agreement, to any other party without the prior written consent of both Parties and the Guarantor, except to the extent that such disclosure is stipulated in this Agreement or is required by Law, securities exchange regulations or any governmental filing necessary to fulfil the transactions contemplated by this Agreement. If this Agreement or any information relating to disputes arising out of this Agreement must be disclosed pursuant to the previous sentence, the party required to make the disclosure will, to the extent legally permissible, promptly notify the other parties thereof and cooperate with the other parties, at such parties’ expense, if the other parties should seek to obtain an order or other reliable assurance that confidential treatment will be accorded to the information being disclosed.

11	Choice of law and venue
11.1	This Agreement shall be governed by the laws of Denmark disregarding the conflict of law principles thereof.

11.2

Subject to Clause 12.1 any dispute or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the rules of procedure of the Danish Institute of Arbitration (Danish Arbitration).

11.3	The arbitration tribunal shall be composed of three arbitrators.

11.4

The Lender shall appoint one arbitrator and the Borrower and the Guarantor shall jointly appoint one arbitrator. The Danish Institute of Arbitration shall appoint a third arbitrator who shall be the chairman of the arbitration tribunal. If a Party has not appointed an arbitrator within 30 days of having requested or received notice of the arbitration, such arbitrator shall be appointed by Danish Institute of Arbitration.

11.5	The place of arbitration shall be Copenhagen.

11.6	The language of the arbitration shall be English.

12	Enforcement
12.1	This Agreement is enforceable in accordance with Section 478, paragraph 1, number 5 and paragraph 4 of the Danish Administration of Justice Act (Retsplejelovens § 478, stk. 1, nr. 5 og stk. 4).

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On behalf of PBI Holding A/S as Lender:

Name:
Title:

Name:
Title:

On behalf of [Newco] as Borrower:

Name:
Title:

Name:
Title:

On behalf of MOCON, Inc. as Guarantor:

Name:
Title:

Name:
Title: